UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SEVERN BANCORP, INC.
Full Name of Registrant

Former Name if Applicable

200 Westgate Circle, Suite 200
Address of Principal Executive Office (Street and Number)

Annapolis, Maryland 21401
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10‑K, Form 20‑F, Form 11‑K, Form N‑SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10‑Q or subject distribution report on Form 10‑D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b‑25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10‑K, 20‑F, 11‑K, 10‑Q, 10‑D, N‑SAR, N‑CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Severn Bancorp, Inc. (the “Company”) is unable to file with the Securities and Exchange Commission its Annual Report on Form 10-K for the year ended December 31, 2018 (and related XBRL documents) within the prescribed time period without unreasonable effort or expense as a result of the circumstances described below.

The Company is still preparing analyses and providing documentation requested by its auditors in connection with its audit for the year ended December 31, 2018 and it has not fully completed its annual assessment of its internal control over financial reporting as of December 31, 2018. The Company anticipates that its Annual Report on Form 10-K for the year ended December 31, 2018 will be filed prior to the end of the fifteenth calendar day following the prescribed due date.

As a result of the foregoing, the Company expects to disclose in the Form 10-K that, as part of its evaluation of its internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2001, the Company has identified a material weakness in its internal control over financial reporting, specifically related to both management’s review controls and risk rating controls over the Company’s allowance for loan losses.

Despite the material weakness, the Company does not expect any change in the allowance for loan losses, the provision for loan losses or in its results of operations from that previously reported for the year and quarter ended December 31, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alan J. Hyatt	410	260-2060
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SEVERN BANCORP, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2019	By	/s/ Paul B. Susie
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).